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EXHIBIT 99.1



ASM INTERNATIONAL UPDATES SALES & EARNINGS ESTIMATES FOR SECOND QUARTER 2001

BILTHOVEN, THE NETHERLANDS - JUNE 8 , 2001 --- Citing revised delivery schedules ASM International N.V. (Nasdaq: ASMI and Euronext Stock Exchange in Amsterdam:
ASM) today reduced its forecast for the second quarter of 2001 from the guidance given on April 23rd. ASM International's latest projection is that second quarter net earnings will be approximately half the level reported for the first quarter of 2001.

Net sales will be 25% or more below the first quarter level of Euro 200.6 million. Net earnings are expected to be in the Euro 8 - 10 million range.

The Company announced that recent requests from customers for order push-outs, in combination with the application of SAB 101 revenue recognition rules on the newest generation of equipment, have led to delays on Euro 25 - 35 million of sales originally anticipated for the current quarter. These revenues will now be recognized over the next one or two quarters.

The Company indicated that because the reschedulings occur within 2001, these developments do not materially change ASMI's view of the full year. However, the Company cautioned that firm bookings continue to be at low levels and second half year visibility remains limited.

Looking beyond the next two quarters, the Company noted that several of the major customers with whom we achieved design wins for our successful 300 mm equipment as tools-of-choice are currently developing new production expansion and/or licensing arrangements, amongst others for the Asian market. Customer indications are that these plans will lead to high production volumes for ASMI's front-end operations commencing in the first quarter of 2002. Firm orders for these plans are expected over the next few quarters and therefore not yet included in the Company's current order backlog. ASM International is taking the necessary steps to ensure that its worldwide organization is ramped to meet this anticipated 2002 volume demand.

ABOUT ASM

ASM International N.V. is headquartered in Bilthoven, the Netherlands. ASM International is a global company, serving one of the most important and demanding industries in the world. The Company possesses a strong technological base, state-of-the-art manufacturing facilities, a competent and qualified workforce and a highly trained, strategically distributed support network. ASM International's subsidiaries design and manufacture equipment and materials used to produce semiconductor devices. ASM International and its subsidiaries provide production solutions for wafer processing, assembly and packaging through their facilities in the United States, Europe, Japan and Asia. ASM International's common stock shares trade on Nasdaq (symbol ASMI) and the Euronext Stock Exchange in Amsterdam (symbol ASM). For more information, visit ASM's web site at http://www.asm.com


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Safe Harbor Statement under the US Private Securities Litigation Reform Act of
1995: The statements regarding orders, earnings development and the effects of research and new products on ASM's future, and other matters discussed in this statement, except for any historical data, are forward-looking statements. Forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These include, but are not limited to economic conditions in the semiconductor industry, currency fluctuations, the timing of significant orders, market acceptance of new products, competitive factors, risk factors related to litigation and other risks indicated in filings from time to time with the SEC and Stock Exchange Authorities.